UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Subject Company)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

205395106

(CUSIP Number of Class of Securities)

David B. Dechant

Chief Financial Officer

900 East Main Street, Suite T, Easley, South Carolina 29640

(864) 855-3900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William L. Pitman, Esq.

Smith Moore Leatherwood LLP

300 E. McBee Avenue, Suite 500

Greenville, South Carolina 29601

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of a communication sent to select vendors of Computer Software Innovations, Inc. on October 2, 2012.

Text of Vendor Partner Email to announce Harris/Constellation Acquisition

October 2, 2012

•	First I want to thank you for your continued support of CSI.

•

We are about to begin the next chapter for CSI. While the process of evaluating strategic alternatives has taken a long time, it has been successful, culminating in an offer from Harris for $1.10/share. We have entered into a Merger Agreement with Harris Computer Corporation and Constellation Software, Inc.

•	Who is Constellation Software, Inc (www.csisoftware.com)?

•	CSI is a conglomerate of vertical market software (VMS) companies, each focused on dominating its respective market niche

•	6 operating groups in over 40 vertical markets

•	Public traded on the Toronto Stock Exchange

•	Exchange Website www.tmx.com / Symbol CSU

•	3rd largest software company in Canada

•	Top 150 software companies in the US

•	Over 4,000 employees and 17,000 customers worldwide

•	$725+ million in revenue

•	Strong & consistent growth & profits

•	Constellation Operating Groups

•	Public Sector

•	Volaris Operating Group

•	Harris Operating Group

•	Emphasys Operating Group

•	Private Sector

•	Jonas Operating Group

•	Homebuilder Operating Group

•	Friedman Operating Group

•	Who is Harris (www.harriscomputer.com)?

•	Started in 1976 providing complete Customer Information Systems, Utility Billing and Financial Management Solutions exclusively to utilities

•	First acquisition was in 2001

•	First Schools Acquisition in 2006 – Tenex

•	First Local Government Acquisition in 2002 – Spectrum

•	1,600 employees in 30+ offices across North America

•	20 Business Units serving public safety, schools, local governments and utilities

•	Strong & consistent growth and profits

•	CEO – Jeff Bender

•	Harris Divisional Structure

•	Utilities

•	Schools

•	Local Government

•	Quebec

•

Over the next few weeks, a tender offer will be underway to tender the shares of CSI. At the end of that period, CSI will become a subsidiary of Harris Computer, if the merger transaction closes as anticipated.

•

We believe this will provide added stability as we become part of a larger organization. We look forward to our continued partnership with you as we continue to provide excellent products and services to our mutual client base. We do not anticipate any significant changes in how we deliver those solutions to our customers.

•

Since the structure of this transaction will allow CSI to maintain its corporate identity as a subsidiary of Harris, many of the contracts we have in place will not have to be modified. However, if there are changes of control clauses or similar terms in any of the contracts, we will reach out to you to discuss further in the weeks ahead.

•

As is often the case in this sort of transaction, there may be changes at the management level of CSI. These changes will only take place if the transaction closes, and we do not anticipate closing the transaction until early November.

•

As our conversations with Harris moved forward, it became apparent that there would need to be cost savings made within the organization and we would accomplish some of these savings by reducing the senior management team.

•

So I’m going to take this opportunity to retire and spend more time in San Diego with my grandkids and with my parents in Missouri as well as working on my golf game here in South Carolina. I’ve loved being part of CSI all these years but it is time to close that chapter of my life.

•

Since Harris already has a CFO, David Dechant will also be exiting. We appreciate all that David has done for us to keep us on the straight and narrow as a public company and wish him well as he moves on to other endeavors.

•

Tom Clinton, Bill Buchanan and Beverly Hawkins will also be taking this opportunity to leave CSI and open new chapters in their lives. I can’t thank the three of them enough for all they have done for CSI and for me personally. It has been one heck of a ride!

•

We are very excited that Burt Lancaster will continue to lead the Financial Solutions Software segment of CSI and Chris Powell will expand his role to lead the Technology and Cloud Services segment. Having worked with Burt and Chris for several years, I know you will be in good hands as they lead the business forward. The two of them are already working closely with the management team at Harris.

•	Those of us who are leaving CSI will be around for the next few weeks to help with this transition.

•	Again, I want to thank you for your partnership and your support of CSI. The CSI team looks forward to continuing to work with you in the years ahead.

Notice to Investors

The tender offer for the outstanding common and preferred stock of the Company referred to in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to purchase shares of the Company’s capital stock will be made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other related materials) that N. Harris Computer Corporation and NHCC Merger Corp. intend to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, N. Harris Computer Corporation and NHCC Merger Corp. will file a Tender Offer Statement on Schedule TO with the SEC and, thereafter, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Investors and security holders of the Company are urged to read these materials (including the Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letter of Transmittal and the Solicitation/Recommendation Statement on Schedule 14D-9) (when they become available) carefully in their entirety since they will contain important information. Investors and security holders may obtain free copies of these materials (when they become available) and other documents filed by the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting: David B. Dechant; Chief Financial Officer; Computer Software Innovations, Inc.; 900 E. Main Street, Suite T; Easley, South Carolina 29640

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. These statements may be identified by such forward-looking terminology as “expect,” “achieve,” “plan,” “look,” “projected,” “believe,” “anticipate,” “outlook,” “will,” “would,” “should,” “intend,” “potential” or similar statements or variations of such terms. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers and vendors; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC, including the risks and uncertainties included under “Risk Factors” and “Forward-looking Information” in our Annual Report on Form 10-K for the year ended December 31, 2011, and other periodic reports filed with the SEC which are incorporated herein, as well as the Tender Offer Statement on Schedule TO to be filed by N. Harris Computer Corporation and NHCC Merger Corp. and the Solicitation/Recommendation

Statement on Schedule 14D-9 to be filed by the Company. These forward-looking statements speak only as of the date of this communication and the Company does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.